UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [x]Form 10-Q [ ]Form N-SAR
[ ] Form N-CSR

For Period Ended: March 31, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Industrial Enterprises of America, Inc.
Full Name of Registrant

Advanced Bio/Chem, Inc.
Former Name if Applicable

 711 Third Avenue, Suite 1505,
Address of Principal Executive Office (Street and Number)

New York, NY 10017
(City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB,
Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to the sudden illness of the Registrant's Chief Financial Officer, the Registrant was unexpectedly delayed in gathering the data necessary to finalize the financial statements and the accompanying notes of the Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 (the "Report"). Therefore, the Report could not be timely filed without unreasonable effort or expense. The Company expects to file the Report on or before May 22, 2007.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

John D. Mazzuto
c/o Industrial Enterprises of America, Inc.	(212) 490-3100
(Name)	(Area Code) (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X] No

 Industrial Enterprises of America, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2007
By:	/s/ John Mazzuto
John Mazzuto
Chief Executive Officer